                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                               PFF Bancorp, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  69331W-10-4
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages


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-----------------------                                  ---------------------
 CUSIP NO. 69331W-10-4                 13G                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PFF BANK AND TRUST
      EMPLOYEE STOCK OWNERSHIP PLAN
      IRS ID. NO. 95-4561623
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Federally chartered stock savings institution's employee stock benefit plan organized in California.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,269,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          317,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,587,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,587,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.98% of 19,889,949 shares of Common Stock outstanding as of December 31, 1997.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages
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                              PFF BANK AND TRUST
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G


Item 1(a) Name of Issuer:
          PFF Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          350 South Garey Avenue
          Pomona, California 91766

Item 2(a) Name of Person Filing:
          PFF Bank and Trust
          Employee Stock Ownership Plan
          Trustee:  CNA Trust
                    3080 South Bristol Street
                    Costa Mesa, California 92626

Item 2(b) Address of Principal Business Offices or, if none, Residence:
          350 South Garey Avenue
          Pomona, California 91766

Item 2(c) Citizenship:
          Federally chartered stock savings institution's employee stock benefit plan organized in California

Item 2(d) Title of Class of Securities:  Common Stock par value $.01 per share

Item 2(e) CUSIP Number:  69331W-10-4

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 1,587,000 shares of the issuer. This number of shares represents 7.98% of the common stock, par value $.01, of the issuer, based upon 19,889,949 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 1,269,600 of the shares and shares voting power over 317,400 shares. The reporting person has the sole power to dispose or direct the disposition of 1,587,000 shares of common stock.


                               Page 3 of 5 pages
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Item 5    Ownership of Five Percent or Less of a Class.

          N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8    Identification and Classification of Members of the Group.

          N/A

Item 9    Notice of Dissolution of Group.

          N/A


                               Page 4 of 5 pages
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Item 10   Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 3, 1998
             ----------------------------------------------------
                                    (Date)

                            /s/ Gregory C. Talbott
             ----------------------------------------------------
                                  (Signature)

             Executive Vice President and Chief Financial Officer
             ----------------------------------------------------
                                    (Title)


                               Page 5 of 5 pages